February 16, 2022

Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn:	Thomas Jones, Staff Attorney

Geoff Kruczek, Senior Attorney

Re:	Future Pearl Labs, Inc.

Offering Statement on Form 1-A/A

Filed February 1, 2022

File No. 024-11773

Dear Ms. Timmons-Pierce,

On behalf of Future Pearl Labs, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm Eastern Time, on February 18, 2022, or as soon thereafter as practicable.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Future Pearl Labs, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP